900-688 West Hastings Street	T 604 688 9427
Vancouver, BC V6B 1P1	F 604 688 9426
Canada	E veris@verisgold.com

September 10, 2014

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Phone: (202) 551-3795

www.sec.gov

Re:	Veris Gold Corp.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed May 7, 2014

File No. 000-52699

Dear Mr. Reynolds:

We are submitting this response to your letter dated August 11, 2014 with respect to your comments on the Veris Gold Corp (the Company) Annual Report on Form 20-F for the year ended December 31, 2013 (the Form 20-F). We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings.

For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter and is followed by the Company’s responses.

Mineral Projects, page 22

1.	It appears that much of the information in this section of your filing has not been updated to include your fiscal year ended 2013 information. Please advise accordingly.

Response: The Company has not completed an update to its NI 43-101 mineral reserve and resource estimate prior to filing the original Form 20-F however the Company anticipates filing an update during calendar year 2015. In the interim, the Company has filed a revised Form 20-F for December 31, 2013 showing the opening reserves and resources that include 2013 mine depletion from the 2012 technical report based on actual 2013 mine production. This work was done using simple spreadsheets and the same underlying costs and assumptions used to determine the December 31, 2012 Resources and Reserves as identified in the published July 11, 2013 Technical Report.

VERIS GOLD CORP. | 1

900-688 West Hastings Street	T 604 688 9427
Vancouver, BC V6B 1P1	F 604 688 9426
Canada	E veris@verisgold.com

2.	Additionally please consider revising to remove disclosure that has been included in duplicate.

We propose to modify prospectively this disclosure in the 2014 Form 20-F to remove all disclosure made in duplicate.

3.	Please update your mineral reserves and mineral resources to correspond to your fiscal year end.

The Company has not completed an updated NI 43-101 Technical Report with updated December 31, 2013 mineral reserve and resource estimate. The Technical Report dated July 11, 2013 is the current NI 43-101 Technical Report. However, Todd Johnson, VP Exploration for Veris Gold Corp., has depleted the 2013 mine production from the December 31, 2012 NI 43-101 Resources and Reserves and included these tables in the attached revised Form 20-F document.

4.	We note your disclosure on page 58 stating that your variograms shown a range of just over 50 feet. Additionally we note your disclosure that indicated resources for all models and blocks that were estimated with an ellipse range of 100x100x50. Please tell us why a search ellipse greater than your variogram range is appropriate for the indicated resource classification.

Response: The Company disagrees with the interpretation of the variogram data presented in the report. The variogram sill and range values for each mine are an interpreted visual pick. The Company runs multiple variograms for each underground mine at different orientations. Each mine has slightly different sill and range values. The Company selects the Measured, Indicated and Inferred variogram classifications for all mines by reviewing all of the data. The representative variograms presented in the report show the data pairs along with a number value and then a modelled line is drawn through the data points. The bulk of the variogram data for the Jerritt underground mines break at 50 feet and flatten out at 100 feet which is the primary reason for selecting the Indicated variogram range to be 100 x 100 x 50 feet in dimension. The typical actual variogram sill/range data flattens out at 150 feet so the dimensions used for the Indicated variogram range is actually slightly conservative.

The Company also views the Measured, Indicated, and Inferred blocks in 3D in Vulcan using different block colors for the 3 different classifications to better understand the block classification distribution. The Company has a strong understanding of the Jerritt Canyon Underground ore bodies since they have several miles of underground workings and have been continuously mined since 1996 (SSX), 1999 (Smith), and 2013 (Starvation). As a result of this underground ore body exposure, the Company has a high confidence level in our measured block classifications. The Jerritt underground models have more Indicated blocks than Measured blocks. Jerritt Canyon has multiple mines and the Company employs a consistent methodology for them all, utilizing resources with significant experience (over 25 years of experience) in the Nevada region.

VERIS GOLD CORP. | 2

900-688 West Hastings Street	T 604 688 9427
Vancouver, BC V6B 1P1	F 604 688 9426
Canada	E veris@verisgold.com

5.	We note your disclosure on page 80 of mineral resources for adjacent properties. Please revise to remove mineral resources or mineral reserves for adjacent properties.

Response: The Company has filed a revised Form 20-F addressing this comment.

We have attempted to provide a clear, complete response and resolution/approach to each comment provided and thank you and your staff for working with us in this regard. In addition, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Shaun Heinrichs, Chief Financial Officer at 604-688-9427.

Sincerely,

/s/ Shaun Heinrichs
Shaun Heinrichs
Chief Financial Officer
Veris Gold Corp.

VERIS GOLD CORP. | 3